Exhibit 12.1

STATEMENT REGARDING

COMPUTATION OF RATIO OF

EARNINGS TO FIXED CHARGES

	Successor					Predecessor
	Years Ended December 31,				Two-Month Period Ended December 31, 2009	Ten-Month Period Ended October 25, 2009
	2013	2012	2011	2010
		As Restated	As Restated	As Restated	As Restated	As Restated
	(in millions except ratios)
Fixed charges:
Interest expensed amortization of debt issuance costs and discount on all indebtedness	$21.1	$23.2	$25.8	$23.3	$1.3	$31.2
Rent expense	2.9	2.8	2.8	4.1	0.8	3.9
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—	6.3

Total fixed charges	24.0	26.0	28.6	27.4	2.1	41.4
Earnings:
Income (loss) from continuing operations before income taxes	(60.2)	122.9	(3.2)	83.1	(0.7)	841.5
Add:
Fixed charges	24.0	26.0	28.6	27.4	2.1	41.4
Amortization of capitalized interest	—	—	—	—	—	0.0
Less:
Preferred unit dividend requirements of consolidated subsidiaries	—	—	—	—	—	(6.3)

Total earnings plus fixed charges	$(36.2)	$148.9	$25.4	$110.5	$1.4	$876.6

Ratio of earnings to fixed charges	—	5.7x	—	4.0x	—	21.2x

The term “fixed charge” means the sum of the following: interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of interest within rental expense (equal to one-third of rental expense). Management believes this is a reasonable approximation of the interest factor.

Where a dash appears, our earnings were negative and were insufficient to cover fixed charges during the period. Our deficiencies to cover fixed charges in each period presented were as follows:

	Successor
	Year Ended December 31, 2013	Year Ended December 31, 2011	Two-Month Period Ended December 31, 2009
	(In millions)
Deficiencies	$60.2	$3.2	$0.7